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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33364

VALIDUS UPS, LTD.
(Exact name of registrant as specified in its charter)

29 Richmond Road
Pembroke
Bermuda HM 08
(441) 278-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                         One

          Pursuant to the requirements of the Securities Exchange Act of 1934, Validus UPS, Ltd. (as successor-in-interest by merger to Flagstone Reinsurance Holdings, S.A.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALIDUS UPS, LTD.

Date:	December 17, 2012	By:	/s/ C. Jerome Dill

Name: C. Jerome Dill
Title: Executive Vice President